CONSENT OF DANIEL (DAAN) VAN HEERDEN

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Royalty Company Ltd. (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”), I, Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC, Pr.Eng., FSAIMM, AMMSA, consent to (i) the use of and reference to any technical report(s), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person,” in connection with the Annual Report and any such technical report(s), and (iii) the information derived or summarized from such technical report(s) that is included or incorporated by reference in the Annual Report and any of the exhibits thereto, including, but not limited to, the Annual Information Form of the Company for the year ended December 31, 2021.
I also consent to the use of my name in and incorporation by reference of such information contained in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-3 (File No. 333-260929).
DATED this 30th day of March, 2022.

Yours very truly,
/s/ Daniel (Daan) van Heerden
Daniel (Daan) van Heerden
B Eng (Min.), MCom (Bus. Admin.), MMC
Pr.Eng., FSAIMM, AMMSA